Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Standard Pacific Corp. for the registration to offer and sell 237,212,786 shares of common stock of Standard Pacific Corp. held by a stockholder and to the incorporation by reference therein of our report dated February 22, 2013, with respect to the consolidated financial statements of Standard Pacific Corp., and the effectiveness of internal control over financial reporting of Standard Pacific Corp., included in its Annual Report (Form 10-K) for the year ended December 31, 2012, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Irvine, California

March 28, 2013